Filed by Millennium Chemicals Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.

Commission File No. 1-12091

Date: March 29, 2004

Set forth below is the text of a press release issued by Lyondell and Millennium on March 29, 2004. This is being filed pursuant to Rule 425 under the Securities Act of 1933.

Contacts:

Lyondell:	Millennium:
Investors: Doug Pike, 713-309-7141	Investors: Tom Van Valkenburgh, 410-229-8113
Media: Susan Moore, 713-652-4645	Media: Amy Drusano, 410-229-8062

LYONDELL AND MILLENNIUM ANNOUNCE AGREEMENT TO COMBINE

HOUSTON and HUNT VALLEY, Md. (March 29, 2004) – Lyondell Chemical Company (NYSE:LYO) and Millennium Chemicals Inc. (NYSE:MCH) today announced that their Boards of Directors have approved, and the companies have executed, a definitive agreement for a stock-for-stock business combination of the companies, expected to be tax-free to the shareholders of Millennium and the companies. The transaction will create North America’s third-largest independent, publicly traded chemical producer with combined pro forma 2003 revenues of more than $11 billion and market capitalization of nearly $4 billion.

Millennium shareholders will receive between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock, depending on the volume-weighted average price for the Lyondell shares for the 20 trading days ending on the third trading day before closing. Millennium shareholders will receive 0.95 shares of Lyondell stock if the average Lyondell stock price is $20.50 or greater, and 1.05 if it is $16.50 or less. Between the two prices, the exchange ratio varies proportionately.

The new shares will be entitled to receive the same cash dividend as existing outstanding Lyondell shares. Based on recent trading, the transaction is valued at approximately $2.3 billion including approximately $1.3 billion of Millennium net debt.

The transaction is subject to customary conditions including approval by both companies’ shareholders, and is expected to close in the third quarter of 2004.

After the close of the transaction, the company will be called “Lyondell Chemical Company” and will be headquartered in Houston, Texas. Dan F. Smith will continue as president and chief executive officer, and Dr. William T. Butler will continue as the independent chairman of the Lyondell Board of Directors. Two independent members of Millennium’s current Board will join the Lyondell Board, effective at the time of the closing.

The transaction combines two U.S. chemical companies that are well positioned globally, with leading positions in propylene oxide and derivatives, titanium dioxide (TiO2) and acetyls. And, through their Equistar joint venture – a major North American producer of ethylene, propylene, polyethylene and aromatics – they have significant leverage to the petrochemical cycle, providing opportunity for the combined company’s shareholders to take full advantage of the recovery in the petrochemical cycle. The combined company will operate in 16 countries and employ about 10,000 people worldwide.

“Since its creation in 1985, Lyondell has become a leading, global, integrated chemical company with world-scale assets and proprietary processes and technology,” said Dan F. Smith, Lyondell’s president and chief executive officer. “We have a long history of successfully combining assets, product lines and corporate cultures to create one of the world’s leading chemical companies. Despite the prolonged industry trough, Lyondell and Equistar combined finished 2003 with more than $1.3 billion of liquidity. We expect this transaction to be accretive to Lyondell’s earnings per share in 2005.

“This is another step in our long-standing strategy to increase Lyondell’s global depth and breadth, and maintains our leverage to the ethylene cycle, allowing us to use the resulting cash flow to reduce debt,” added Smith. “By integrating Millennium’s operations with Lyondell’s and Equistar’s, we believe there is value that can be achieved through the realization of synergies. We expect to realize at least $50 million in cost savings from this combination, bringing value to all of the shareholders.”

Robert E. Lee, president and chief executive officer of Millennium, said, “This is the right move at this juncture for Millennium. The transaction creates compelling value for our shareholders. We strongly believe that the added diversification and market leadership brought by the TiO2 and acetyls businesses will greatly benefit the combined entity. These businesses also will benefit from being part of a larger global entity.

Millennium is the second-largest producer of TiO2 in the world, in an industry in which the five largest producers represent approximately 75 percent of worldwide capacity. Millennium has a larger geographic footprint than any other TiO2 producer, with competitive production facilities on four continents. The TiO2 business has a strong technology and customer base.

The acetyls business is a significant ethylene consumer and, as such, integrates very well with Equistar’s petrochemical business. Millennium holds the number-two North American capacity position for acetyls and is number three in the world. Millennium utilizes proprietary, advantaged technology at its world-scale manufacturing facility in La Porte, Texas.

“After the closing of the transaction, Lyondell will appear much less complicated to our investors with its consolidated petrochemicals, polymers and intermediate chemicals businesses. In the new organization, however, Lyondell, Equistar and Millennium will each remain separate entities and keep their separate debt structures,” Smith said.

The transaction involves the merger of a newly created subsidiary of Millennium into Millennium, in which the Millennium common stock now held by its public shareholders will be converted into common stock of Lyondell, and the Millennium preferred stock to be issued to Lyondell immediately before the merger will be converted into common stock of the surviving entity. As a result, Millennium will become a wholly owned subsidiary of Lyondell. Following the transaction, the Millennium convertible debentures will become convertible into Lyondell common stock in accordance with the terms of the convertible debenture indenture.

Citigroup Global Markets Inc. acted as financial advisor and provided a fairness opinion to Lyondell. J.P. Morgan Securities Inc. acted as principal financial advisor to Millennium, and along with UBS Investment Bank, each has provided a fairness opinion to Millennium. Baker Botts L.L.P. is legal counsel to Lyondell, and Weil, Gotshal & Manges LLP is legal counsel to Millennium.

Lyondell, headquartered in Houston, Texas, is a leading producer of: propylene oxide (PO); PO derivatives including propylene glycol (PG), butanediol (BDO) and propylene glycol ethers (PGE); and styrene monomer and MTBE as co-products of PO production. Through its current 70.5 percent interest in Equistar Chemicals, LP, Lyondell also is one of the largest producers of ethylene, propylene and polyethylene in North America and a leading producer of ethylene oxide, ethylene glycol, high value-added specialty polymers and polymeric powder. Through its 58.75 percent interest in LYONDELL-CITGO Refining LP, Lyondell is one of the

largest refiners in the United States processing extra heavy Venezuelan crude oil to produce gasoline, low sulfur diesel and jet fuel.

Millennium is the second-largest producer of TiO2 in the world, the largest merchant seller of titanium tetrachloride and a major producer of zircon and zirconia, silica gel and cadmium-based pigments. It also is the second-largest producer of acetic acid and vinyl acetate monomer in North America, and a leading producer of terpene-based fragrance and flavor chemicals. Millennium currently has a 29.5 percent interest in Equistar.

Today, March 29, at 12:00 noon Eastern Time, Lyondell and Millennium will host a conference call and webcast to discuss this announcement. Access information is as follows:

Dial-in access:	U.S. Toll Free: 888-391-2385
International: 484-644-0641
Please call 10 to 15 minutes before the scheduled start of the teleconference. Pass code: Lyondell

Webcast:	Will be available at 12:00 noon Eastern Time on March 29 at www.lyondell.com and www.millenniumchem.com.

Replay:	Webcast replay will be available from 3:00 p.m. Eastern Time March 29, 2004 to 5:00 p.m. Eastern Time March 29, 2005 at www.lyondell.com and www.millenniumchem.com. Telephone replay will be available through April 12, 2004 at 800-839-2235 (U.S.) or 402-998-1082 (international). The passcode is 5549.

Related Disclosures:	Reconciliations of non-GAAP financial measures to GAAP financial measures and any other applicable disclosures (including the news release) will be available at 12:00 noon Eastern Time on March 29 at www.lyondell.com and www.millenniumchem.com.

#  #   #

Table 1: Lyondell and Equistar Liquidity at December 31, 2003

(Millions of dollars)	Lyondell	Equistar
Cash and cash equivalents	$438	$199
Facilities availability	300	430

Total liquidity	$738	$629

Table 2: Millennium Net Debt at December 31, 2003

(Millions of dollars)
Long-term debt	$1,461
Current maturities of long-term debt	6
Less: Cash and cash equivalents	(209)

Net debt	$1,258

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, the parties’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s and Millennium’s respective managements and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004 (the “Millennium 10-K”).

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590 and may be obtained free from Millennium by calling Millennium’s Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in the Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Attachment 1: Capacities and Major Positions

Lyondell Intermediate Chemicals & Derivatives Capacities

Major Products	Rated Capacity (Million lb./yr.)	Major Capacity Positions
		Global	N. America
Propylene Oxide (PO)	4,500	1	1
Styrene Monomer (SM)	5,000	4	1
MTBE (bbl/day)	58,500	1	1
Propylene Glycol (PG) & Propylene Glycol Ethers (PGE)	1,260	2	2
Toluene Diisocyanate (TDI)	574	3	4
Butanediol (BDO)	395	2	4

Equistar Capacities

Major Products	Rated Capacity (Million lb./yr.)	Major Capacity Positions
		Global	N. America
Ethylene	11,600	5	2
Propylene	5,000	7	2
Butadiene	1,200	3	1
Benzene (million gal/yr)	310		3
Ethylene Glycol (EG)	1,000		3
Ethylene Oxide (EO)	1,100		3
Polyethylene
High-density Polyethylene (HDPE)	3,200		3
Low-density Polyethylene (LDPE)	1,400		3
Linear Low-density Polyethylene (LLDPE)	1,100		4

Millennium Capacities

Major Products	Rated Capacity	Percentage of Capacity
TiO2
Chloride (metric tons/yr)	515,000	77%
Sulfate (metric tons/yr)	155,000	23%
Acetyls
Vinyl Acetate Monomer (VAM) (million lb/yr)	850
Acetic Acid (million lb/yr)	1,200

Attachment 2: Principal Products

Lyondell Intermediate Chemicals & Derivatives Principal Products

Product	Annual Capacity	Primary Uses
Propylene Oxide (PO)	4.5 billion pounds (a)	PO is a key component of polyols, PG, PGE and BDO.

Propylene Glycol (PG)	960 million pounds	PG is used to produce unsaturated polyester resins for bathroom fixtures and boat hulls; lower toxicity antifreeze, coolants and aircraft deicers; and cosmetics and cleaners.

Propylene Glycol Ethers (PGE)	300 million pounds	PGE are used as lower toxicity solvents for paints, coatings and cleaners.

Butanediol (BDO)	395 million pounds	BDO is used in the manufacture of engineering resins, films, personal care products, pharmaceuticals, coatings, solvents and adhesives.

Toluene Diisocyanate (TDI)	574 million pounds (b)	TDI is combined with polyols to produce flexible foam for automotive seating and home furnishings.

Styrene Monomer (SM)	5.0 billion pounds (c)	SM is used to produce plastics, such as expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins.

Methyl Tertiary Butyl Ether (MTBE)	897 million gallons (58,500 barrels/day)	MTBE is a gasoline component for reducing emissions in reformulated gasolines and enhancing octane value.

(a)	Includes: 100% of the 385 million pounds of capacity of Nihon Oxirane, a joint venture of which the Company owns 40%; approximately 1.6 billion pounds of capacity that represents Bayer’s share of PO production from the Channelview PO/SM I plant and the Bayport, Texas PO/TBA plants under the U.S. PO Joint Venture; and 100% of the 625 million pounds of capacity of the Maasvlakte PO/SM plant, which began production during the fourth quarter of 2003 and is owned by the European PO Joint Venture with Bayer, as to which the company has the right to 50% of the production

(b)	Includes: approximately 274 million pounds of average annual TDI capacity at Lyondell’s plant in Pont de Claix, France, which is operated by Rhodia.
(c)	Includes: approximately 1.1 billion pounds of SM production from the Channelview PO/SM II plant that is committed to unrelated equity investors under long-term processing agreements; 100% of the 830 million pounds of capacity of Nihon Oxirane, of which the Company owns 40%; and 100% of the 1.4 billion pounds of capacity of the Maasvlakte PO/SM plant, which began production during the fourth quarter of 2003 and is owned by the European PO Joint Venture with Bayer, as to which the Company has the right to 50% of the production.

Equistar Principal Products

Product	Annual Capacity	Primary Uses
OLEFINS

Ethylene	11.6 billion pounds (a)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride and ethylbenzene.

Propylene	5 billion pounds (a) (b)	Propylene is used to produce polypropylene, acrylonitrile and propylene oxide.

Butadiene	1.2 billion pounds	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics.

OXYGENATED PRODUCTS

Ethylene Oxide (EO)	1.1 billion pounds EO equivalents; 400 million pounds as pure EO (c)	EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol.

Ethylene Glycol (EG)	1 billion pounds (c)	EG is used to produce polyester fibers and film, polyethylene terephthalate (“PET”) resin, heat transfer fluids and automobile antifreeze.

Ethylene Oxide Derivatives	225 million pounds	EO derivatives include ethylene glycol ethers and ethanolamines, and are used to produce paint and coatings, polishes, solvents and chemical intermediates.

Ethanol	50 million gallons	Ethanol is used in the production of solvents as well as household, medicinal and personal care products.

MTBE	284 million gallons (18,500 barrels/day) (d)	MTBE is a gasoline component for reducing emissions in reformulated gasolines and enhancing octane value.

AROMATICS

Benzene .	310 million gallons	Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, synthetic rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups.

Toluene	66 million gallons	Toluene is used as an octane enhancer in gasoline, as a chemical raw material benzene and/or paraxylene production, and a core ingredient in TDI, a compound used in urethane production.

SPECIALTY PRODUCTS
Dicyclopentadiene (DCPD)	130 million pounds	DCPD is a component of inks, adhesives and polyester resins for molded parts such as tub and shower stalls and boat hulls.

Isoprene	145 million pounds	Isoprene is a component of premium tires, adhesive sealants and other rubber products.

Resin Oil	150 million pounds	Resin oil is used in the production of hot-melt adhesives, inks, sealants, paints and varnishes.

Piperylenes	100 million pounds	Piperylenes are used in the production of adhesives, inks and sealants.

Alkylate	337 million gallons (e)	Alkylate is a premium gasoline blending component used by refiners to meet Clean Air Act standards for reformulated gasoline.

POLYETHYLENE
High Density Polyethylene (HDPE)	3.2 billion pounds	HDPE is used to manufacture grocery, merchandise & trash bags; food containers for items from frozen desserts to margarine; plastic caps & closures; liners for boxes of cereal & crackers; plastic drink cups & toys; dairy crates; bread trays; pails for items from paint to fresh fruits & vegetables; safety equipment such as hard hats; house wrap for insulation; bottles for household & industrial chemicals & motor oil; milk, water, and juice bottles; and large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals.
Low Density Polyethylene (LDPE)	1.4 billion pounds	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders.
Linear Low Density Polyethylene (LLDPE)	1.1 billion pounds	LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; housewares; lids for coffee cans and margarine tubs, dishpans, home plastic storage containers, kitchen trash containers; large (rotomolded) toys like outdoor gym sets; drip irrigation tubing; protective coating for telephone wires and film; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap.
POLYPROPYLENE
Polypropylene	280 million pounds	Polypropylene is used to manufacture fibers for carpets, rugs and upholstery; housewares; automotive battery cases; automotive fascia, running boards and bumpers; grid-type flooring for sports facilities; fishing tackle boxes; and bottle caps and closures.
PERFORMANCE POLYMERS
Wire and Cable Insulating Resins and Compounds	(f)	Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications.

Polymeric Powders	(f)	Polymeric powders are component products in structural and bulk molding compounds, parting agents and filters for appliance, automotive and plastics processing industries.

Polymers for Adhesives, Sealants and Coatings	(f)	Polymers are components in hot-melt-adhesive formulations for case, carton and beverage package sealing, glue sticks, automotive sealants, carpet backing and adhesive labels.

Reactive Polyolefins	(f)	Reactive polyolefins are functionalized polymers used to bond non-polar and polar substrates in barrier food packaging, wire and cable insulation and jacketing, automotive gas tanks and metal coating applications.

(a)	Includes 850 million pounds/year of ethylene capacity and 200 million pounds/year of propylene capacity at Equistar’s Lake Charles, Louisiana facility. Equistar’s Lake Charles facility has been idled since the first quarter of 2001, pending sustained improvement in market conditions.
(b)	Does not include refinery-grade material or production from the product flexibility unit at Equistar’s Channelview facility, which can convert ethylene and other light petrochemicals into propylene. This facility has an annual processing capacity of one billion pounds per year of propylene.
(c)	Includes 350 million pounds/year of EO equivalents capacity and 400 million pounds/year of EG capacity at the Beaumont, Texas facility, which represents Equistar’s 50% of the total EO equivalents capacity and EG capacity, respectively, at the facility. The Beaumont, Texas facility is owned by PD Glycol, a partnership owned 50% by Equistar and 50% by DuPont.
(d)	Includes up to 44 million gallons/year of capacity processed by Equistar for LCR and returned to LCR.
(e)	Includes up to 172 million gallons/year of capacity processed by Equistar for LCR and returned to LCR.
(f)	These are enhanced grades of polyethylene and are included in the capacity figures for HDPE, LDPE and LLDPE above, as appropriate.

12

Millennium Principal Products

Product	Primary Uses
TITANIUM DIOXIDE AND RELATED PRODUCTS
Titanium Dioxide (TiO2)	A white pigment used to provide whiteness, brightness, opacity and durability in paint and coatings, plastics, paper and elastomers.

Titanium Tetrachloride (TiCl4)	The intermediate product used in making TiO2. TiCl4 is also used for: the manufacture of titanium metal, which is used to make a wide variety of products including eyeglass frames, aerospace parts and golf clubs, the manufacture of catalyst and specialty pigments; and as a surface treatment for glass.

Zirconium-based compounds and chemicals	Chemicals used in coloring for ceramics, in pigment surface treatment, solid oxide fuel cells and to enhance optics.

Ultra-fine TiO2	Nanoparticle and ultra-fine products used in optical, electronic, catalyst and ultra-violet absorption application.

Silica gel	Inorganic product used to reduce gloss and control flow in coatings. Also used to stabilize beer and extend the shelf life of plastic films, powdered food products and pharmaceuticals.

Cadmium-based pigments	Inorganic colors used in engineered plastics, artists’ colors, ceramics, inks, automotive refinish coatings, coil and extrusion coatings, aerospace coatings and specialty industrial finishes.

Zircon Sand (Zircon)	A coarse fine white mineral powder used in refractory material, ceramic material and foundry sand.

ACETYLS
Vinyl acetate monomer	A petrochemical product used to produce a variety of polymers products used in adhesives, water-based paint, textile coatings and paper coatings.

Acetic Acid	A feedstock used to produce vinyl acetate monomer, terephthalic acid (used to produce polyester for textiles and plastics bottles), industrial solvents, and a variety of other chemicals.

Methanol	A feedstock used to produce acetic acid; methyl tertiary butyl ether (MTBE), a gasoline additive; formaldehyde; and several other products. The Company is a producer of methanol through its 85% interest in La Porte Methanol Company.

SPECIALTY CHEMICALS
Terpene fragrance chemicals	Individual components that are blended to make fragrances used in detergents, soaps, perfumes, personal-care items and household goods.

Flavor chemicals	Individual components that are blended to impart or enhance flavors used in toothpaste, chewing gum and other consumer products.

Attachment 3: Manufacturing Locations

Lyondell Intermediate Chemicals & Derivatives Manufacturing Locations

Locations	Principal Products
Bayport (Pasadena), Texas (a)*	PO, PG, PGE, TBA
Channelview, Texas (a) (b)*	PO, BDO, SM, MTBE
Lake Charles, Louisiana *	TDI
Fos-sur-Mer, France (c)	PO, PG, TBA, MTBE
Pont de Claix, France (d)	TDI
Botlek, Rotterdam, The Netherlands (c)	PO, PG, PGE, TBA, MTBE, BDO
Maasvlakte (near Rotterdam), The Netherlands (e)	PO, SM
Chiba, Japan (f)	PO, SM

*	The portions of the facility owned by Lyondell are mortgaged as collateral for Lyondell’s credit facility, senior secured notes and debentures.
(a)	The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO Joint Venture between Bayer and the Company.
(b)	Unrelated equity investors hold a minority ownership interest in the PO/SM II plant at Lyondell’s Channelview facility.
(c)	The land is leased.
(d)	The land is leased by Rhodia and certain assets are owned by the Company.
(e)	The land is leased. The Maasvlakte PO/SM plant is held by the European PO Joint Venture between Bayer and the Company.
(f)	The PO/SM plant located in Chiba, Japan, is owned by Nihon Oxirane, a joint venture of which the Company owns a 40 percent interest.

Equistar Manufacturing Locations

Locations	Principal Products
Beaumont, Texas (a) *	EG
Channelview, Texas (b) *	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil, Piperylenes, Alkylate and MTBE
Corpus Christi, Texas *	Ethylene, Propylene, Butadiene and Benzene
Chocolate Bayou, Texas (c)	HDPE
Chocolate Bayou, Texas (c) (d) *	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil and MTBE
LaPorte (Deer Park), Texas (e) *	Ethylene, Propylene, LDPE, LLDPE, Wire and Cable Insulating Resins, and Polymers for Adhesives, Sealants and Coatings.
Matagorda, Texas *	HDPE
Bayport (Pasadena), Texas *	EO, EG and Other EO Derivatives
Bayport (Pasadena), Texas (f) *	LDPE

Victoria, Texas (d) *	HDPE
Lake Charles, Louisiana (g) *	Ethylene and Propylene
Morris, Illinois *	Ethylene, Propylene, LDPE, LLDPE and Polypropylene
Tuscola, Illinois *	Ethanol and Polymeric Powders
Clinton, Iowa *	Ethylene, Propylene, LDPE, HDPE and Reactive Polyolefins
Fairport Harbor, Ohio (h)	Wire and Cable Insulating Compounds
Newark, New Jersey	Denatured Alcohol

*	As of January 1, 2004, facilities which received the OSHA Star Certification, which is the highest safety designation issued by the U.S. Department of Labor.
(a)	The Beaumont facility is owned by PD Glycol, a partnership owned 50% by Equistar and 50% by DuPont.
(b)	The Channelview facility has two ethylene processing units. Lyondell owns a methanol plant located within the Channelview facility on property Lyondell leases from Equistar. This methanol plant is being operated for Lyondell by Equistar on behalf of an unrelated party. Another unrelated party owns and operates a facility on land leased from Equistar that is used to purify hydrogen from Lyondell’s methanol plant. Equistar also operates a styrene maleic anhydride unit and a polybutadiene unit, which are owned by a third party and are located on property leased from Equistar within the Channelview facility.
(c)	Millennium and Occidental each contributed a facility located in Chocolate Bayou. These facilities are not on contiguous property.
(d)	The land is leased.
(e)	Equistar intends to temporarily consolidate its automotive compound production at the Fairport Harbor, Ohio facility and temporarily idle the automotive compound production unit at the LaPorte, Texas facility at the end of the first quarter of 2004.
(f)	The facility is located on land leased from Sunoco. The facility is operated by Sunoco for Equistar.
(g)	The Lake Charles facility has been idled since the first quarter of 2001, pending sustained improvement in market conditions. The facilities and land are leased from Occidental Chemical Corporation, a subsidiary of Occidental, under a lease that expires in May 2004 and has renewal provisions for two additional one-year periods at either party’s option.
(h)	The building and land are leased.

Millennium Manufacturing Locations

Locations	Principal Products
TITANIUM DIOXIDE & RELATED PRODUCTS
Ashtabula, Ohio *	TiO2 and TiCl4
Baltimore, Maryland (Hawkins Point)*	TiO2
Baltimore, Maryland (St. Helena)	Cadmium-based pigments and silica gel
Kemerton, Western Australia	TiO2
Le Havre, France	TiO2
Mataraca, Paraiba, Brazil **	Ilmenite (generally consumed in the Salvador TiO2 plant), zircon and natural rutile titanium ore
Rockingham, Western Australia	Zirconium-based compounds and chemicals
Salvador, Bahia, Brazil **	TiO2
Stallingborough, United Kingdom	TiO2
Thann, France	TiO2 and TiCl4 and ultra-fine TiO2
ACETYLS
La Porte, Texas	VAM and acetic acid
SPECIALTY CHEMICALS
Brunswick, Georgia	Fragrance and flavor chemicals
Jacksonville, Florida	Fragrance and flavor chemicals

*	The Company has two manufacturing plants at Ashtabula, Ohio, both of which use the chloride process, and two manufacturing plants located in Baltimore, Maryland (Hawkins Point), one of which uses the chloride process for manufacturing TiO2 and the other of which used the sulfate process but is currently idle.
**	Third-party equity investors hold a minority ownership interest in Millennium Brasil, which owns this facility.